Exhibit 99.1

Ballard to Provide Fuel Cell System for Fusion-Fuel's H2Evora Hydrogen Production Project in Portugal

VANCOUVER, BC, July 27, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that it has received a purchase order for one of its 200-kilowatt (kW) FCwaveTM fuel cell modules from Fusion-Fuel, an innovative green hydrogen solutions company headquartered in Portugal (www.fusion-fuel.eu; Nasdaq: HTOO), to be integrated into Fusion-Fuel's H2Evora project in the Évora region of Portugal. The H2Evora project will use Fusion-Fuel's new HEVO electrolyzer design to produce green hydrogen that will power the FCwaveTM module for generation of zero-emission electricity. Ballard plans to deliver the FCwaveTM module to Fusion-Fuel this year.

Fusion-Fuel's HEVO electrolyzer is small, lightweight, able to be mass produced and can be combined with a high-efficiency solar cell attached to a specially designed concentrated photovoltaic (CPV) solar panel in order to leverage the sun's energy – both electrical and thermal – for production of highly competitive zero-emission green hydrogen. By attaching the HEVO electrolyzer directly to the CPV solution, very high solar-to-electric conversion is enabled, while also generating heat that improves efficiency of the HEVO electrolyzer.

The H2Evora project will be Fusion-Fuel's first utility-scale solar-to-hydrogen plant, ultimately consisting of 15 HEVO electrolyzers producing close to 15 tons of green hydrogen annually. A portion of this hydrogen will enable generation of over 240MWh of electricity from Ballard's FCwaveTM module, which will be fed into Portugal's grid during periods of peak demand. The Project will permit evaluation of a number of use cases, including: conversion of hydrogen into electrical energy through a fuel cell; hydrogen blending in the natural gas network; and compression and bottling of hydrogen for industrial applications.

At the launch ceremony held today in Portugal, Mr. João Wahnon,  Fusion-Fuel Head of Business Development, said, "We have developed the HEVO as a modular miniaturized electrolyzer that can support a range of applications, from large-scale hydrogen generation to smaller-scale onsite hydrogen production. Collaboration with Ballard Power Systems is an exciting and strategic development, since the combination Fusion Fuel's technology with Ballard's market-leading PEM fuel cell system can provide an interesting off-grid power solution."

Rob Campbell, Ballard's Chief Commercial Officer noted, "Fusion-Fuel's H2Evora project is an exciting step in the demonstration of sustainable electricity generation at competitive cost. We are excited to be working with such an innovative company in the clean energy frontier and intend to jointly pursue opportunities for customers seeking to decarbonize their business in an affordable and efficient way."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market developments, anticipated product performance and other characteristics. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 27-JUL-21